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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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        FUTUREMEDIA TO REPORT FISCAL 2007 FIRST HALF FINANCIAL RESULTS ON
                                  MARCH 9, 2007

    BRIGHTON, England, March 5 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDA), a leading learning and brand communications company, will announce financial results for the fiscal 2007 first half period ending December 31, 2006, before U.S. market hours on Friday, March 9, 2007.

    Futuremedia's management will host a conference call at 3 p.m. U.K. time (10 a.m. Eastern Time) on Friday, March 9, 2007, to discuss the Company's financial performance. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-582-2847 in the United States and internationally ten minutes before the stated start time and reference pass code 8526596. The call will also be broadcast live on the Investor Relations portion of the company's Web site located at www.futuremedia.co.uk.

    A replay of the conference call will be available through Friday, March 23, 2007, and can be accessed by dialing +1-973-341-3080 in Europe and 877-519-4471 in the United States. The pass code for the replay is 8526596. Also, an archived replay of the conference webcast will be available on the company's Web site for 12 months.

    About Futuremedia

    Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training and Button Communications. For more information, visit www.futuremedia.co.uk

SOURCE  Futuremedia plc
    -0-                             03/05/2007
    /CONTACT: US - Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer


Date: March 5, 2007

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